

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2013

Via E-mail

Charles J. Scimeca
Chief Executive Officer
Technology Applications International Corporation
18851 N.E. 29th Avenue, Suite 700
Adventura, FL 33180

> **Re: Technology Applications International Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 27, 2012**
> **File No. 333-183683**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed November 19, 2012**
> **File No. 000-53878**

Dear Mr. Scimeca:

    We have reviewed your response letter and the above-referenced filing, and have the following comments.

Registration Statement on Form S-1

Prospectus Cover Page

1. We note that in response to comment four of our letter dated December 10, 2012 you have deleted the "Subject to Completion" legend required by Item 501(b)(10) of Regulation S-K. Please include this legend in the form indicated by Item 501(b)(10)(iv).

Selling Shareholders, page 4

2. We note your disclosure that the Class A Warrants issued between November 1, 2011 and June 30, 2012 expire one year after the date of issuance, which suggests that some of the Class A Warrants have already expired. Please advise.

Selling Security Holders, page 20

3. We note your disclosure here and elsewhere that you completed a private placement offering of 1,030,000 units on June 30, 2012. However, your disclosure on page four of your prospectus suggests that the offering was actually for 1,030 units. Please advise and reconcile your disclosure here and elsewhere as appropriate.

Plan of Distribution, page 23

Exercise of Warrants, page 25

4. We note your disclosure in this section continues to state that the Class A Warrant entitles the holder to purchase one additional share of common stock, as opposed to 1,000 additional shares of common stock. Please reconcile your disclosure.

Description of the Business, page 26

Products, page 25

Renueill Int'l, Inc., page 25

5. We note your revisions in response to comment 15 of our letter dated December 10, 2012. Please further explain your statement that the "work is sponsored by NASA's Office of Biological and Physical Research" and the "bioreactor is managed by the Biotechnology Cell Science Program at NASA's Johnson Space Center." As currently drafted, the disclosure suggests that NASA is actively involved in the process of making the cosmetics. To the extent that NASA is not involved in the process, please revise your disclosure so that this is clear. In addition, the relevance of the last sentence regarding scientists' understanding of normal and cancerous tissue development is unclear. Please advise or delete this sentence.

Distribution Agreement, page 28

6. We note that you were required to make a deposit of $50,000 in connection with the Distribution Agreement, and that you will be required to place a 50% down payment on a purchase order by January 15, 2013 or upon the completion of specified testing. Please disclose the amount that you have already paid pursuant to the Distribution Agreement. Please also disclose the amount that you will be required to pay in the next 12 months. Please include a similar discussion in your Liquidity and Capital Resources discussion on page 40, including your anticipated commitments under the Distribution Agreement and how you intend to fund such commitments.

7. We note that Note 1 to Exhibit A of the Distribution Agreement says that your purchase order for certain "Duo-Packs" is conditioned upon the "completion of stability testing of newly developed shampoo and approval by testing authority." We further note that the Agreement says that if the testing fails, and you do not purchase an equivalent order for the same dollar amount on the date the testing fails, your worldwide exclusivity is revoked. Please revise your disclosure to explain the specific testing required and who is considered the "testing authority."

Transactions with Related Persons, Promoters and Certain Control Persons, page 46

8. Please revise your disclosure to indicate that the amount of expense recorded by the company is for the three and nine months ended September 30, 2012. The current disclosure states that these amounts are only for the three months ended September 30, 2012.

Recent Sales of Unregistered Securities, page II-2

9. Please revise your disclosure to indicate the exemption from registration applicable to the sales of unregistered securities disclosed in this section. See Item 701(d) of Regulation S-K.

Exhibit 5.1

10. Please have counsel revise the opinion to opine on the legality of the S-1 warrants. See Section II.B.1.f. of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Form 10-K for the Fiscal Year Ended December 31, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2012

11. Please comply with the above comments in your future Exchange Act reports, as applicable.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dale Welcome, Staff Accountant, at 202-551-3865, or Anne McConnell, Staff Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. You may contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me, at 202-551-3675 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Andrew Coldicutt, Esq. (*via E-mail*)
        Law Office of Andrew Coldicutt